New Once-A-Week Patch Climara Pro(TM) now launched in U.S.

Berlin, February 10, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Climara Pro(TM) is now available to U.S. women in pharmacies nationwide. Climara Pro(TM) is indicated for the relief of moderate to severe vasomotor symptoms such as hot flashes and night sweats with the lowest estrogen dose of any combined hormone therapy in a convenient, once-a-week patch.

"The availability of Climara Pro(TM) provides the thousands of U.S. women impacted by these debilitating menopausal symptoms with a significantly different and much-needed new option," said Marie Foegh, Vice President of Medical Affairs for Female Healthcare at Berlex, Schering's US subsidiary. "Climara Pro(TM) offers effective symptom relief and is the first hormone therapy to use the trusted progestin levonorgestrel at a very low dose."

The transdermal technology of Climara Pro(TM) allows for continuous delivery of the hormones estradiol (0.045 mg/day), which simulates the estrogen made by the ovaries and levonorgestrel (0.015 mg/day) at doses substantially lower than in pills, through a thin, translucent patch that is easily affixed to the skin and virtually invisible after being applied.

END

Additional information
With the addition of levonorgestrel, Climara Pro(TM) is indicated for use by women with an intact uterus, whereas the Schering once-a-week estrogen-only patch Climara(R) is appropriate for women who have had a hysterectomy. Like Climara(R) (estradiol transdermal system), Climara Pro(TM) delivers the hormones continuously and directly through the skin, with the benefits of unique 3M Drug Delivery Systems technology.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:
Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng